ALPHA  MOTORSPORT,  INC.
240  12th Street
New Westminster, BC, Canada V3M 4H2

January 27, 2005


Mr. William Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-11
Washington, D.C. 20549

RE:  Alpha Motorsport, Inc.
     Registration Statement on Form SB-2
     File Number 333-119930
     Amendment No. 1 Filed December 16, 2004

Dear Mr. Bennett:

I herewith respectfully provide the following responses to your enumerated comment letter of January 19, 2005:

Summary of Prospectus
---------------------
1.  Please see the revised first paragraph on page 5.

2.  Please see the third paragraph on page 5.

Use of Proceeds
---------------
3.  The footnotes have been correctly re-numbered; please see page 11.

4. The first loan of $40,000 was signed on February 23 at 6% per annum, which works out to approximately $200 per month. The second loan of $20,000 was signed on November 1 at 6% per annum, which works out to be approximately $100 per month. We assumed that we would be paying back the loan approximately at the end of February 2005. That would be 6 months interest on the first loan at $200 per month for a total of $1,200 and 4 months interest on the second loan at $100 per month for a total of $400. Assuming the loan is paid out at the end of February which we are still projecting, the total amount of interest paid to that point in time would be a total of $1,600.

Plan of Distribution
--------------------
5. Please see the amended subscription agreement, included herein as Exhibit 99.3. Also, please see page 14 where the word "Units", which was a typographical error, has been corrected to "Shares".

6. The officers, directors, control persons and affiliates do not intend to purchase any shares to enable the closing of the offering.



Suppliers and Acquisition of Inventory
--------------------------------------
7. Please see the fourth full paragraph on page 22.

Available Information
---------------------
8.	Please see the revised disclosure in this paragraph on page 31.

Financial Statements
--------------------
Critical Accounting Policies
----------------------------
9. We have revised this subsection to only include the issues we feel are critical to our Management's assessment and accounting policies, as recommended.

Nature and continuance of operations
------------------------------------
10. Please see the revised disclosure in this section on page 31.
We are currently in the process of preparing our year end financial information to provide to our auditors and intend to file our year end statements when available either on a Form 10KSB, if we have closed the offering and have a trading symbol on or before the due date of the required filing, or by way of updating the Prospectus with the filing of a post-effective amendment if the offering is not closed when the year end financials are finished and required to be filed by .

Other Regulatory
----------------
General
-------
11. Please see the updated consent of both the auditors and legal counsel included as Exhibits 5 and 23 to this amended filing.

Exhibits
--------
12. Please see the revised legal opinion included in this amended filing as Exhibit 5.


We very much appreciate your kind assistance in the review and amendment of our registration statement to ensure it complies with all disclosure requirements. Please contact the undersigned if you have any further questions or comments.

Sincerely,



Vincent Markovitch, President



VM: